EX-FILING FEES
Calculation of Filing Fee Tables
424(b)5
(Form Type)
Arbor Realty Trust, Inc.
(Exact Name of Registrant as Specified in its Charter)
Table 1: Newly Registered and Carry Forward Securities
	Security Type	Security Class Title	Fee Calculation or Carry Forward Rule	Amount Registered	Proposed Maximum Offering Price Per Unit	Maximum Aggregate Offering Price	Fee Rate	Amount of Registration Fee	Carry Forward Form Type	Carry Forward File Number	Carry Forward Initial effective date	Filing Fee Previously Paid In Connection with Unsold Securities to be Carried Forward
Newly Registered Securities
Fees to Be Paid	Preferred Stock	6.25% Series F Fixed-to- Floating Rate Cumulative Redeemable Preferred Stock	457(o) 457(r)			$86,273,000	0.0000927	$7,997.51
Fees Previously Paid
Carry Forward Securities
Carry Forward Securities
Total Offering Amounts						$86,273,000		$7,997.51
Total Fees Previously Paid
Total Fee Offsets
Net Fee Due								$7,997.51